Exhibit 3.11.1

CERTIFICATE OF FORMATION

OF

ET DOVER I, L.L.C.

1.	NAME

The name of the limited liability company is ET Dover I, L.L.C. (the ”LLC”).

2.	REGISTERED OFFICE AND AGENT

The address of the LLC’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the LLC’s registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of ET Dover I, L.L.C. this 17th day of December, 1998.

By:	ElderTrust Operating Limited Partnership,
authorized agent

	By:	ElderTrust, generalpartner

		By:	/s/ D. Lee McCreary, Jr.
D. Lee McCreary, Jr.
Senior Vice President
and Secretary